Exhibit 99.1

Obsidian Energy Provides Corporate and Operational Update

CALGARY, June 22, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX - OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide a corporate and operational update.

Message to Shareholders

We are pleased to report that Obsidian Energy has quickly adapted to the challenging environment over the past few months by taking prudent and decisive actions resulting in a CDN $24 million reduction in our forecasted operating expenses for 2020. Due to improved oil prices, narrower oil differentials, renegotiated marketing & transportation contracts and the inherent flexibility within our portfolio, we anticipate that as of July 1, 2020 we will have returned approximately 3,300 boe/d or 88% of our previously announced shut-in volumes to production. July 2020 production is expected to average 26,100 boe/d (65% oil and NGL).

We continue to experience strong results from the wells drilled from our first half 2020 capital program, which has delivered some of the highest rates in the multi-year history of our Cardium program, while achieving 5% costs savings per well across the 10 well program versus our 2019 drill, complete, equip and tie-in per well average cost. Accordingly, this drilling program is forecasted to add approximately 2,400 boe/d to our 2020 annualized production on related capital expenditures of $35.8 million (inclusive of drilling/completion/equipping/tie-in costs, and inclusive of $4.0 million spent in Q4 2019), representing a highly-attractive forecasted annualized capital efficiency of $14,920/boe/d. As a result of the combination of our stringent attention to improving Obsidian Energy’s cost structure and the cumulative impact of the results of our Cardium development program, we now forecast our 2021 WTI break-even price to be US$42 per barrel. This highly competitive result will allow us to achieve cash flow neutrality inclusive of capital expenditures to maintain future production levels.

First Half 2020 Capital Program

All 10 development wells drilled in the first quarter of 2020 in our program are on production with the last two recently coming on in late May. These wells have delivered some of the strongest results to date in the history of our Cardium program.

		IP10		IP30		IP60
PAD	WELL	BOE/D	% Oil	BOE/D	% Oil	BOE/D	% Oil
12-26 Pad	102/04-28-043-08W5	1,401	84%	1,011	73%	—	—
12-26 Pad	100/09-28-043-08W5	1,100	77%	925	72%	739	66%
12-26 Pad	100/14-28-043-08W5	1,143	85%	1,145	75%	904	68%
01-27 Pad	100/05-15-043-08W5	1,450	82%	1,080	73%	—	—
01-27 Pad	100/15-16-043-08W5	994	82%	—	—	—	—
03-06 Pad	100/02-30-042-07W5	694	90%	691	89%	573	85%
03-06 Pad	100/03-30-042-07W5	292	90%	363	89%	330	83%
14-17 Pad	100/02-08-042-07W5	163	90%	157	90%	138	89%
14-17 Pad	100/04-30-042-07W5	245	90%	273	90%	300	90%
03-29 Pad	100/15-32-042-07W5	587	90%	443	90%	397	90%

Production Shut-In Program

Obsidian Energy carefully monitors the detailed financial performance of our fields and has further reduced costs to improve the ongoing business. Through cost reductions, successful negotiations on short term pricing arrangements, and improved oil prices, we have responded quickly to restore economic production at minimal cost. The Company has brought back on the majority of our shut-in production. The following volumes will remain shut-in as of July 1, 2020:

Area	Production (boe/d)	Light Oil (bbl/d)	Heavy Oil (bbl/d)	NGL (bbl/d)	Gas (mcf/d)
Cardium	—	—	—	—	—
Alberta Viking	165	—	149	1	93
Peace River	260	—	206	1	318

Total	425	—	355	2	411

Obsidian Energy’s operations remain flexible, with the ability to shut-in or restore production as commodity price allows without impact to our subsurface reservoirs.

Amended Credit Facility Reconfirmation Date

The Company has a reserve-based syndicated credit facility with the underlying borrowing base and amount available to be drawn under the syndicated credit facility of $550 million and $450 million, respectively. The Company recently entered into an amending agreement with lenders which resulted in the extension of the previously scheduled re-confirmation date on June 22, 2020 to September 4, 2020. Additional details of the terms in the amending agreement are as follow:

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a revolving period reconfirmation date will occur on September 4, 2020, whereby the lenders may accelerate the end date of the revolving period to September 15, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

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the lenders have the option to complete a borrowing base determination on September 15, 2020. If the lenders elect not to complete a determination, the next scheduled borrowing base determination will occur on November 30, 2020, as previously disclosed.

Government Assistance Programs

In May 2020, we submitted 3,483 applications for consideration under the first funding increment of the Alberta Site Rehabilitation Program through our service providers. This program is expected to further allow the Company to continue well, pipeline, and infrastructure abandonment and reclamation projects by providing grants directly to service companies. As at the date of this release we continue to await award details for the 100% government-funded grants within this first increment.

In addition, the Company has been successful in its application to the Canadian Emergency Wage Subsidy (CEWS) and has received CDN $1.8 million to date. We anticipate additional support through this program, which was recently extended to August 29, 2020.

We will continue to be judicious in exploring all appropriate federal government support packages available to the Company and will seek further support as appropriate including additional phases of the Alberta Site Rehabilitation Program.

Strategic Alternative Process

Senior management and the Board of Directors continue to focus their attention on the evaluation of the Company’s strategic options and alternatives aimed at maximizing shareholder value, which was announced in September 2019. As the largest Cardium producer and acreage holder and given the macro economic environment, Obsidian Energy continues to actively pursue the objective of consolidation within the Cardium play to allow for the creation of additional scale, efficiency and financial strength.

Oil and Gas information advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

The WTI break-even price per barrel metric is used to estimate the WTI per barrel price that our cash inflows equal our cash outflows. Our WTI break-even price per barrel metric is calculated using a certain WTI price to estimate our anticipated cash inflows and is then offset by all anticipated cash outflows, including decommissioning and capital expenditures required to offset production declines in order to keep production levels flat on an exit to exit annual basis and is equivalent to a forecasted average 2021 production of 23,000 boe/d. Additional 2021 WTI break-even pricing assumptions: FX 1.36 $CAD/$US; AECO $C2.04/MMbtu; Light Oil MSW Differential $US4/bbl; Heavy Oil WCS Differential $US18/bbl.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	NGL	Natural Gas Liquid
bbl/d	barrels per day	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	MMbtu	Million British Thermal Units
WCS	Western Canadian Select	AECO	Alberta Energy Company

Other
FX	foreign exchange rate

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and/or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this presentation contains, without limitation, forward-looking statements pertaining to the following: our expectation for how much previous shut-in volumes will have returned to production as of July 1, 2020 and our expected average July 2020 production and breakdown; the expected additional annual production, based on certain expenditures for the annualized capital efficiency for 2020 from the wells drilled from our first half 2020 capital program; our forecasted 2021 WTI break-price price (with and without inclusion of our oil hedges); and what our projection will allow us to achieve; the volumes we expect to stay shut-in as of July 1, 2020; that our operations remain flexible, with the ability to shut-in or restore production as commodity price allows without impact to our subsurface reservoirs; our expected revolving period reconfirmation date and the options that the lenders have on that date; that the lenders have the option to complete a borrowing base determination on September 15,2020 and what will result if they elect not to complete a determination on that date; the expected result on the Company of the Alberta Site Rehabilitation Program on well, pipeline and infrastructure abandonment and reclamation projects and will seek further support as appropriate including additional phases of the Alberta Site Rehabilitation Program; that we expect additional support though the CEWS; that we will continue to be judicious in exploring all appropriate federal government support packages available to the Company and that we will seek further support as appropriate including additional phases of the Alberta Site Rehabilitation Program; and continue to actively pursue the objective of consolidation within the Cardium play to allow for the creation of additional scale, efficiency and financial strength.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; our ability to complete asset sales and the terms and timing of any such sales; the Alberta government mandated production curtailment; the impact of regional and/or global health related events on energy demand; global energy policies going forward; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our reserve based loan; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and our ability to finance the repayment of our senior secured notes on maturity; and our ability to add production and reserves through our development and exploitation activities..

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that the semi-annual borrowing base re-determination under our reserve-based loan is not acceptable to the Company or that we breach one or more of the financial covenants pursuant to our amending agreements with holders of our senior secured notes; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the impact on energy demands due to regional and/or global health related events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward.